June 5, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (852) 2537-3618

Mr. Lawrence Ho, Chief Executive Officer
Melco PBL Entertainment (Macau) Limited
36th Floor, The Centrium
60 Wyndham Street
Central
Hong Kong

RE: Melco PBL Entertainment (Macau) Limited
File No. 001-33178
Form 20-F for the year ended December 31, 2007

Dear Mr. Ho:

        We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                                Sincerely,

                                Linda van Doorn
                                Senior Assistant Chief Accountant